FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Extraordinary General Shareholders’ Meeting held on December 16, 2022 (“ESM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th, comma I, of Article 48 of CVM Resolution No. 81 of May 18, 2022, announces to its shareholders and the market in general the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the ESM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, December 16, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SCHEDULE

Final Synthetic Vote

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Appointment of Mr. Christophe José Hidalgo, to serve as Co-Vice Chairman of the Board of Directors, pursuant to article 13, paragraph 3rd, of the Bylaws of the Company.	Approve	121,390,249
		Reject	36,497,464
		Abstain	478,385
2	Rtify the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/ME under the No. 62.657.242/0001-00, headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for preparing the appraisal report of the net equity of James Intermediação de Negócios Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Avenida Sete de Setembro, No. 2.775, Rebouças District, Postal Code 80.230-010, enrolled before the CNPJ/ME under the No. 23.881.322/0001-92 (“James”) as of the base date of September 30th, 2022, that shall be merged into the Company (“Merger Appraisal Report”).	Approve	157,868,764
		Reject	16,289
		Abstain	481,045
3	Approve the Merger Appraisal Report.	Approve	157,859,436
		Reject	15,678
		Abstain	490,984
4	Approve the merger proposal into the Company of its subsidiary, James, in the terms and conditions described in the “Merger and Justification Protocol of James”, executed by the management of the Company and James.	Approve	157,824,316
		Reject	16,076
		Abstain	490,606

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 16, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.